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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                               -----------------

                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934


                                (Amendment No.1)


                                ----------------

                             Pitt-Des Moines, Inc.
                           (Name of Subject Company)

                             Pitt-Des Moines, Inc.
                       (Name of Person Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  724508 10 6
                     (CUSIP Number of Class of Securities)

                               -----------------

                               WILLIAM W. MCKEE
                             PITT-DES MOINES, INC.
                          TOWN CENTER ONE, SUITE 400
                            1450 LAKE ROBBINS DRIVE
                            THE WOODLANDS, TX 77380
                                (281) 765-4600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person Filing the Statement)

                               -----------------

                                With a copy to:

                              RONALD BASSO, ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                         ONE OXFORD CENTRE, 20TH FLOOR
                               301 GRANT STREET
                             PITTSBURGH, PA 15219
                                (412) 562-8800

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

   The name of the subject company is Pitt-Des Moines, Inc., a Pennsylvania corporation (the "Company"). The address of the principal executive offices of the Company is Town Center One, Suite 400, 1450 Lake Robbins Drive, The Woodlands, TX 77380. The telephone number of the Company's principal executive offices is (281) 765-4600.

   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, no par value per share (the "Shares"), of the Company. As of January 30, 2002, there were 7,618,670 Shares outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

   The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above, which information is incorporated herein by reference.

   This Schedule 14D-9 relates to the tender offer made by Ironbridge Acquisition Corp. (the "Purchaser"), a Pennsylvania corporation and a direct wholly-owned subsidiary of Ironbridge Holding LLC, a Delaware limited liability company (the "Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated February 7, 2002 (the "Schedule TO"), to purchase all of the outstanding Shares at a price of $33.90 per share (the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to a Merger Agreement, dated as of February 1, 2002 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") of the Merger.

   The Schedule TO states that the address of the principal executive offices of Parent and Purchaser is 950 Third Avenue, New York, NY 10022.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as set forth in the response to this Item 3 or as incorporated by reference herein, to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser and their executive officers, directors or affiliates.

The Merger Agreement

   A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase, which is being mailed to shareholders together with this
Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as an Exhibit and is incorporated herein by reference.

Arrangements with Directors, Officers and Affiliates

   Employment Agreements:

   W.W. McKee, President and Chief Executive Officer of the Company and R.A. Byers, Vice President, Finance and Treasurer of the Company have employment agreements with the Company.

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   W.W. McKee

   The Company's agreement with Mr. McKee provides for a lump-sum cash payment upon a change of control of the Company equal to the difference between a per share amount calculated by dividing the total consideration to be received by the shareholders of the Company in a sale, merger, consolidation or other exchange or transfer involving all of the issued and outstanding securities of the Company into 7,342,734 shares and $10.00 per share, multiplied by 150,000. Mr. McKee's agreement, as amended, provides that a change of control of the Company occurred on July 2, 2001 when the Company's Steel Service Centers Division was sold. Payment of the lump sum amount to Mr. McKee under the change of control provision will occur upon the earlier of the closing of the Offer (or, if the Offer is not consummated, consummation of any other offer to purchase all of the issued and outstanding common stock of the Company) or August 1, 2002. If Mr. McKee's employment is terminated by the Company without "cause" or by him for "good reason" during his employment period, Mr. McKee would also be entitled to receive an amount equal to three times the total base salary and bonus paid to him for the fiscal year 2000. If any of the payments to be received by Mr. McKee would be subject to any excise tax including taxes based on any "golden parachute" provisions of the Internal Revenue Code, or any interest or penalties on such taxes, then Mr. McKee would be entitled to an additional payment equal to the amount of any such excise taxes, interest or penalties plus an amount equal to any similar taxes, interest or penalties imposed upon the receipt of such additional payment.

   R.A. Byers

   The Company's agreement with Mr. Byers provides for a lump-sum cash payment upon a change of control of the Company equal to the difference between a per share amount calculated by dividing the total consideration to be received by the shareholders of the Company in a sale, merger, consolidation or other exchange or transfer involving all of the issued and outstanding securities of the Company into 7,342,734 shares and $10.00 per share, multiplied by 45,000. Mr. Byers' agreement, as amended, provides that a change of control of the Company occurred on July 2, 2001 when the Company's Steel Service Centers Division was sold. Payment of the lump sum amount to Mr. Byers under the change of control provision will occur upon the earlier of the closing of the Offer (or, if the Offer is not consummated, consummation of any other offer to purchase all of the issued and outstanding common stock of the Company) or August 1, 2002. If Mr. Byers' employment is terminated by the Company without "cause" or by him for "good reason" during his employment period, Mr. Byers would also be entitled to receive an amount equal to three times the total base salary and bonus paid to him for the fiscal year 2000. If any of the payments to be received by Mr. Byers would be subject to any excise tax including taxes based on any "golden parachute" provisions of the Internal Revenue Code, or any interest or penalties on such taxes, then Mr. Byers would be entitled to an additional payment equal to the amount of any such excise taxes, interest or penalties plus an amount equal to any similar taxes, interest or penalties imposed upon the receipt of such additional payment.

   Restricted Stock and Stock Options:

   Mr. McKee, Mr. Byers and Mr. P.O. Elbert, Chairman of the Board of the Company, each hold stock options and restricted stock which, if not already fully vested and exercisable, will become so upon consummation of the Offer.
The amounts payable as a result of the cash-out of the options and restricted stock pursuant to the Offer (net of applicable exercise prices) to Mr. McKee, Mr. Byers and Mr. Elbert are $3,840,478, $1,060,536 and $1,510,347 respectively.

   Executive Notes:


         During the fourth quarter of 2000, the Company loaned three of its executive officers a total of $4.6 million to exercise company stock options. The notes call for interest at a rate equal to the greater of the Company's cost of borrowings under its revolving credit facility or the prevailing Federal Short-Term rate as published by the Internal Revenue Service. The principal balance and accrued interest due upon consummation of the Offer is $3,070,935 from Mr. McKee, $890,570 from Mr. Byers and $1,023,645 from Mr. Elbert for an aggregate total due of $4,985,150.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board of Directors

   The Board of Directors of the Company (i) has unanimously approved the Merger Agreement and the Offer at the Per Share Amount, (ii) has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, and (iii) recommends that shareholders accept the Offer, and tender their shares to Purchaser.


   The Board believes that the interests of the Company and its shareholders are aligned with respect to the Offer and the Merger.

   A press release announcing the Merger Agreement and related transactions and a letter to the shareholders of the Company communicating the Company's Board of Directors' recommendation are filed herewith as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.


(b) Background; Reasons for the Recommendation

   Background:

   In late 1999, the Company's management and Board of Directors evaluated various options concerning the strategic planning for the Company. This evaluation culminated in a review by a large investment banking firm of the strategic planning options considered by the Board as well as any other strategic planning options the investment bank believed might be of benefit to the Company and its shareholders. On January 6, 2000, representatives of the investment bank presented the Board with a written report regarding several strategic alternatives which included the sale of all or part of the Company.

   The Board continued to review the strategic alternatives including a potential sale of all or part of the Company at its meetings held on February 10, May 5 and June 1, 2000. At the June 1 meeting, the Board reviewed certain conclusions and recommendations concerning strategic planning alternatives presented by the investment bank. At that same meeting, the board also reviewed recommendations presented by Tanner & Co., Inc. ("Tanner"), a different investment banking firm. After hearing the presentations, the Board authorized the Chief Executive Officer of the Company to engage Tanner as the Company's financial advisor. An engagement letter was signed detailing the terms of Tanner's representation of the Company. The other investment banking firm was not formally engaged by the Company.

   On July 10, 2000, the Company issued a press release stating that the Company had engaged Tanner as its financial advisor to assist the Board in considering strategic alternatives to enhance shareholder value, including the potential sale or other disposition of part or all of the Company. After this time, based in part upon advice from Tanner, the Company began to pursue the strategy of selling its individual business units.

   Between November 3, 2000 and July 2, 2001, the Company consummated the sales of (i) PDM Strocal, Inc. and Candraft Detailing, Inc., both wholly-owned subsidiaries of the Company, to David L. Long, the President of PDM Strocal, Inc., (ii) Oregon Culvert Co., Inc., a wholly-owned subsidiary of the Company, to Contech Construction Products, Inc., (iii) its Engineered Construction and Water Divisions to Chicago Bridge & Iron Company N.V. and (iv) its Steel Service Centers Division to Reliance Steel & Aluminum Co.

   In the Spring of 2001, the Company began to discuss the ultimate sale of its common stock with several parties including representatives of Parent. Of the parties with which the Company held preliminary discussions, Parent indicated that it was prepared to offer the highest consideration per share. On May 10, 2001, the Company entered into a nondisclosure agreement with representatives of Parent and Purchaser.

   Between May 10, 2001 and June 14, 2001, the Company provided information to representatives of Parent and Purchaser and such representatives performed additional due diligence on the Company. On June 14, 2001, representatives of Parent and its counsel met with representatives of the Company and Tanner to present to them the general terms and conditions on which Parent would be willing to launch a tender offer for all of the issued and outstanding common stock of the Company.

   From October, 2000 through June 29, 2001, Tanner solicited more than fifty buyers for the Company's Bridge Division. On June 29, 2001, the Company announced that it had signed a letter of intent for the sale of its Bridge Division to a private equity group. At the same time, the Company announced that it expected to announce, concurrently with the announcement of the execution of a definitive agreement for the sale of its Bridge Division, the execution of a definitive agreement for the proposed purchase by a third party of all of the issued and outstanding common stock of the Company at a price in the mid-$30's per share.

   From June 29 through late October 2001, the Company negotiated the proposed sale of the Bridge Division with the private equity group that was party to the June letter of intent. Those negotiations failed to result in an agreement that was acceptable to the Company for numerous reasons, including but not limited to, the transaction structure, the type and amount of consideration to be received by the Company, and the perceived inability of the buyer to consummate the transaction and the Company therefore terminated the negotiations with that party. In late October, 2001, representatives from the Company and Tanner contacted representatives of Kirtland to discuss Kirtland's interest in acquiring the Company's Bridge Division. On November 12, 2001, the company signed a letter of intent with Kirtland Capital Partners ("Kirtland") for the sale of the Bridge Division to Kirtland or an entity controlled by Kirtland. The Company disclosed the execution of the letter of intent with Kirtland in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2001. That Form 10-Q also disclosed that the Company continued to expect to announce, concurrently with the execution of a definitive agreement for the Bridge Division, the execution of a definitive agreement for the purchase by a third party of all of the issued and outstanding common stock of the Company at a price in the mid $30's per share.


   From October, 2001 through January, 2002, the parties, including Parent and Purchaser, continued to conduct due diligence reviews of the Company and its subsidiaries and continued to negotiate the terms and conditions of the Merger Agreement and the purchase agreement relating to the sale of the Company's Bridge Division assets. On December 18, 2001, the Company's Board of Directors approved the terms of the Offer and of the proposed Merger with Purchaser and the terms of the purchase agreement relating to the sale of the Company's Bridge Division assets. On February 1, 2002, the parties executed and delivered the Merger Agreement. On the same date as the Merger Agreement was executed, the Company executed the definitive Asset Purchase Agreement with Steel Bridges, LLC, an affiliate of Kirtland, for the sale and purchase of the Bridge Division (the "Asset Purchase Agreement"). The Asset Purchase Agreement is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference. The closing of the sale of the Bridge Division is expected to occur immediately following the close of the Merger.

   Reasons for the Recommendation:

   The Company's Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In arriving at its decision regarding its recommendation set forth above, the Board considered, among other things, the following:


      (1) the terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;



      (2) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Board's knowledge of the business, operations, assets and properties of the Company on both an historical and prospective basis;

      (3) the recent and historical market prices and trading volume of the Shares and the premium to such market prices represented by the Per Share Amount;

      (4) the current status of the industry in which the Company competes and the Company's position in that industry;

      (5) the financial condition of Parent and the ability of Parent and Purchaser to complete the Offer and the Merger in a timely manner;

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          (6)  the extensive arms-length negotiations between the Company and the Parent that resulted in the Merger Agreement and the Per Share Amount;

          (7) the process that resulted in the Merger Agreement, including possible alternative transactions to the Offer and the Merger and the number of other parties contacted;

          (8) the fact that the Merger Agreement permits the Company's Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior proposal. (Upon such termination, the Company must pay Parent a fee of $1,500,000.);

          (9) the fact that the Offer is structured with a high minimum condition of at least eighty-percent (80%) of the Shares having been tendered and not withdrawn;

          (10) the fact that the Company will receive advice from legal counsel that confirms that the federal income tax positions the Company expects to take with respect to the disposition of either the shares of the Company or of any assets that are owned by the Company at the time Purchaser acquires the Company more likely than not will be upheld; and


          (11) the opinion of Tanner, dated February 1, 2002, that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Per Share Amount to be received by holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. Tanner has consented to the Company's filing of its fairness opinion as an Exhibit to this Schedule 14D-9. Holders of Shares are urged to carefully read such opinion in its entirety.

     The Board also considered the structure of the transaction and the risk that it is possible that creditors of the Company (including taxing authorities) or a representative of such creditors, including the surviving corporation of the Merger as a debtor in possession or trustee in bankruptcy of the surviving corporation of the Merger, may seek to bring claims against persons who were shareholders of the Company immediately prior to the Effective Date of the Merger asserting that such shareholders are subject to transferee liability (i.e. that such shareholders are liable for the obligations of the Company by virtue of the fact that they received the Per Share Amount or Merger Consideration). In that regard, the Board considered, among other things:

     . The expected financial condition of the Company immediately before and after the Effective Time;

     . The representation and warranty of the Purchaser and the Parent contained in the Merger Agreement to the effect that both before and after giving effect to the Offer and the Merger, with respect to each of Parent and Purchaser and, to the knowledge of Parent and Purchaser, with respect to the Surviving Corporation, individually and collectively, (i) all of such entity's known and estimated debts and obligations ("Debts") have been, or will be in accordance with their terms, paid in full; (ii) the sum of such entity's Debts is not greater than the fair market value of its assets; (iii) such entity has and will pay its Debts as they become due; and (iv) such entity has reasonably sufficient capital to conduct its business, to engage in the transactions contemplated hereby, to satisfy its Debts, contingencies and obligations (including, without limitation, federal, state and local income tax obligations) in the ordinary course as they become due, and as it relates to the Parent and the surviving corporation of the Merger, to continue as a going concern from and after the Closing; and

     . The covenant contained in the Merger Agreement to the effect that the Parent will cause the surviving corporation of the Merger to maintain its existence as a validly existing Pennsylvania corporation for at least three years after the Effective Date and will continue to manage any assets of the surviving corporation of the Merger.


     The foregoing discussion of factors considered by the Board is not intended to be exhaustive. The Company's Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

(c)  Intent to Tender

     To the extent known by the Company after making reasonable inquiry, each executive officer, director affiliate and subsidiary of the Company intends to tender to the Purchaser, pursuant to the Offer, all securities that are held of record or beneficially owned by such person (other than shares where beneficial ownership is disclaimed), except for Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such person to incur liability under Section 16(b) of the Securities Exchange Act of 1934.

ITEM 5.   PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.


     Tanner has been retained by the Company to act as the Company's financial advisors with respect to the Offer and the Merger. Pursuant to an engagement letter with Tanner, the Company has agreed to pay Tanner for its services a transaction fee equal to $1,677,000, payable upon consummation of the Merger. The compensation to be paid to Tanner is conditioned on the successful completion of the Offer and the Merger. The Company has also agreed to reimburse Tanner for its out-of-pocket expenses, including the fees and expenses of its counsel and other financial advisors (if approved by the Board), and to indemnify Tanner and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Tanner and their affiliates may actively trade the equity securities of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Parent and Purchaser have retained Georgeson Shareholder Securities Corporation to act as Dealer Manager in connection with the Offer for which services the Dealer Manager will receive approximately $100,000 as compensation and will also receive reimbursement of expenses from Parent and Purchaser. Parent and Purchaser have also retained Georgeson Shareholder Communications Inc. to act as Information Agent in connection with the Offer for which services the Information Agent will receive a base fee of approximately $15,000 as compensation and reimbursement of expenses from Parent and Purchaser.


     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   To the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a) Except as set forth in Item 3 or Item 4 hereof and except as provided in the Merger Agreement and the Asset Purchase Agreement, the Company is not engaged in any negotiations in response to the Offer that relates to or would result in: (i) a tender offer or other acquisition of Company securities by the Company, any subsidiary of the Company or any other Person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

   (b) Except as described above or in Item 3, there are currently no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION.

(A) Short-Form Merger

   Under Section 1924 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), if Purchaser owns at least 80% of the then outstanding Shares, the Merger may be effected by a plan of merger adopted on behalf of the Company by the board of directors of Purchaser, provided that the plan of merger has been approved by the board of directors of the Company as required by Section 2539 of the BCL and the appropriate filings are made with the Pennsylvania Department of State. Therefore, if Purchaser acquires at least 80% of the outstanding Shares, Purchaser will be able to effect the Merger without being obligated to have a shareholder vote.

(B) Dissenters Rights

   As a Pennsylvania corporation, the Company is subject to Chapter 15, Subchapter D of the BCL. Under Chapter 15, Subchapter D of the BCL, shareholders of a Pennsylvania corporation generally have the right to dissent from and to obtain fair value for their shares in connection with certain transactions, including share exchanges and mergers.

   Under Pennsylvania law, dissenters rights are not available to shareholders in connection with the Offer. However, Pennsylvania law provides that, pursuant to the Merger Agreement, if the Merger is consummated, shareholders shall have the right to dissent and demand fair value. Shares that are issued and outstanding immediately prior to the effective time set forth in the Offer and that are held by shareholders who have delivered timely a written demand for appraisal of such shares in the manner provided in Chapter 15, Subchapter D of the BCL, shall not be canceled and converted into the right to receive the Per Share Amount. Rather, such shareholders shall be entitled to receive payment of the fair value of their shares determined and payable in accordance with the provisions of Chapter 15, Subchapter D of the BCL. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid in the Offer and the Merger.

   From and after the Effective Time, no shareholder who has demanded appraisal rights as provided in Subchapter D of the BCL shall be entitled to vote his or her Shares for any purpose or to receive payment of dividends or other distributions with respect to such shares (except dividends and other distributions payable to shareholders of record at a date which is prior to the Offer). The Company shall give Purchaser prompt notice of all written demands received by it for appraisal of Shares and shall not settle or compromise any such demand without the prior written consent of Purchaser.

   Shareholders who wish to exercise dissenters rights in connection with the Merger need not take any action at this time. Following the Merger, the Company will distribute to shareholders who did not tender their shares in the Offer additional information on the procedures to be followed to perfect their dissenters rights.

(C) Anti-Takeover Provisions of the BCL and the Company's Amended and Restated
                  Articles of Incorporation

   As a Pennsylvania corporation, the Company is subject to Chapter 25 of the BCL. Chapter 25 of the BCL contains provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations, which by definition includes the Company. The Company does not believe that any of the provisions contained within Chapter 25 will preclude the consummation of either the Offer or the Merger in accordance with their terms or will result in any shareholder of the Company having any rights other than those contained in the Offer or resulting from the Merger, including the dissenters' rights described above. If it is asserted that any state takeover statute does preclude the consummation of either the Offer or the Merger in accordance with their terms or provides other rights to shareholders of the Company and an appropriate court does not determine that such assertion is in error as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

   Article Seventh of the Company's Amended and Restated Articles of Incorporation provides that any Business Combination of the Company, which includes mergers, consolidations, share exchanges and divisions, proposed by an Interested Shareholder, generally defined as any owner of shares entitling that person to cast at least 20% of the votes of the Company, shall require the affirmative vote of at least a majority of the votes entitled to be cast by the holders of all outstanding shares of voting stock of the Company (other than the Interested Shareholder), unless the Business Combination is approved by a majority of disinterested directors. In accordance with the provisions of Article Seventh of the Company's Amended and Restated Articles of Incorporation, the Board has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and, therefore, the restrictions contained therein are inapplicable to the Offer, the Merger and the related transactions.

ITEM 9.  EXHIBITS.

   The following Exhibits are filed herewith:

Exhibit No.                                               Description
-----------                                               -----------
Exhibit 1 --  Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) of Purchaser's Schedule TO, filed with the Commission on February 7, 2002).

Exhibit 2 --  Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of Purchaser's Schedule TO, filed with the Commission on February 7, 2002).

Exhibit 3 --  Press Release issued by Pitt-Des Moines, Inc., Ironbridge Holding LLC and Ironbridge Acquisition
              Corp. on February 1, 2002 (incorporated by reference to Purchaser's Schedule TO-C, filed with the
              Commission on February 1, 2002).

Exhibit 4 --  Letter to Shareholders, dated February 7, 2002.*

Exhibit 5 --  Merger Agreement, dated as of February 1, 2002, by and among Ironbridge Holding LLC,
              Ironbridge Acquisition Corp. and Pitt-Des Moines, Inc. (incorporated by reference to Exhibit (d)(1)
              of Purchaser's Schedule TO, filed with the Commission on February 7, 2002).


Exhibit 6 --  Opinion of Tanner & Co., Inc. dated February 1, 2002.


Exhibit 7 --  Executive notes (incorporated by reference to Exhibits 10.16, 10.17 and 10.18 to the Company's
              annual report on Form 10-K for the year ended December 31, 2000).

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
Exhibit No.                                             Description
-----------    ---------------------------------------------------------------------------------------------

Exhibit 8  --  Employment Agreements between the Company and W.W. McKee and R.A. Byers (incorporated by reference to Exhibit 10.1 to the Company's annual report on Form 10-K for the year ended
               December 31, 1990, Exhibits 10.2 and 10.4 to the Company's annual report on Form 10-K for the year ended December 31, 1997 and Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1991).


Exhibit 9  --  Amendment to Employment Agreement between the Company and W.W. McKee.*

Exhibit 10 --  Amendment to Employment Agreement between the Company and R.A. Byers.*
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* Previously filed.

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

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PITT-DES MOINES, INC.

                                                  /S/  WILLIAM W. MCKEE
                                          By: _______________________________
                                            Name: William W. McKee
                                           Title: President and Chief Executive
                                                  Officer


Date: February 22, 2002


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